Green & Company, CPA’s A PCAOB Registered Accounting Firm

December 26, 2014

Board of Directors of

BLASTGARD INTERNATIONAL INC

Green & Company CPA’s has agreed to DKM Certified Public Accountants’ request that we begin serving as your company’s independent accountant for all future engagements.

In efforts to make this transition as seamless as possible, Green & Company CPA’s will be keeping all terms and conditions listed in DKM’s most recent engagement letter with your company, through the dates listed in that letter, and will be accepting copies of all previous engagement files from DKM.

Travis Green is the person charged with coordinating this transition and will be contacting you shortly following the holiday season to further explain the transition and answer any questions your might have. His email address is travis@greencocpas.com and his phone number 813.606.4388.

Sincerely,

/s/ Green & Company CPA’s

Green & Company CPA’s

Tampa, Florida